UAN POWER CORP.

April 1, 2022

Securities and Exchange Commission

Division of Corporate Finance

Att.: Benjamin Holt

100 F Street NE

Washington, DC. 20549

Re:

UAN Power Corp.

Amendment No. 2 to Registration Statement on Form 10-12G

Filed February 22, 2022

File No. 000-54334

Dear Mr. Holt:

We have reviewed your March 4, 2022 comments and have responded in the following format: we listed your comments first and then our responses. We have filed concurrently an amendment #3 to the Form 10 addressing the comments and are providing a marked copy showing the amendments.

Amendment No. 2 to Registration Statement on Form 10-12G filed February 22, 2022

Plan of Operation, page 15

1.	Please reconcile the intended budget for the next twelve months ended June 30, 2022 with the actual expenses through December 31, 2021.

ANSWER: Please see updated table on page 15.

Item 5. Directors and Executive Officers, page 27

2.	We partially reissue comment 1. Please disclose for each entity where there was a change in control, the amount of any consideration received. This would include repayment of debt, including payments to affiliates such as Coral Investment Partners. In addition, please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Nelson should serve as a director as required by Item 401(e).

ANSWER: Please see table and added text on pages 27 through 29 for all considerations received by Mr. Nelson.

Item 6. Executive Compensation, page 31

3.	We partially reissue comment 2. Please include a footnote to the summary compensation table stock awards column disclosing all assumptions made in the valuation by reference to a discussion of those assumptions in the company's financial statements, footnotes to the financial statements, or discussion in the Management's Discussion and Analysis. See Instruction 1 to Item 402(n)(2)(v) and (n)(2)(vi) of Regulation S-K.

ANSWER: Please see the edited table on page 31 which includes an added footnote to respond to comments as to assumptions made.

Item 10. Recent Sales of Unregistered Securities, page 33

4.	We note your revised disclosure in response to comment 3 and reissue the comment in part. Please disclose the persons or class of persons to whom the shares were sold for each transaction. In this regard, we note that your disclosure does not indicate to whom the shares were sold for the second August 21, 2018 issuance. In addition, please revise your disclosure to clarify to whom the Class A and Class B warrants, respectively, were issued on May 7, 2021. In this regard, we note that your disclosure suggests the warrants were purchased by Coral Investment Partners, LP and also issued to relatives of YinChieh Cheng.

ANSWER: Please see page 33 where additional edits have been made.

We hope these amendments meet with your approval. Should you have any other issues or questions in regards to the responses and the amended Form 10, please do not hesitate to contact my office via telephone # (404) 816-8240.

Sincerely,

/s/ Erik Nelson

Erik Nelson,

President